UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2016
Commission File Number 001-35401
CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)
PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)
Republic of Peru
 (Jurisdiction of incorporation or organization)
Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CEMENTOS PACASMAYO S.A.A. ANNOUNCES
SHAREHOLDERS’ MEETING

Lima, Peru, August 23, 2016 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) in accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications  Nº 005-2014-SMV/01, announces the following:
The Company’s Board of Directors, in its session held on August 22, 2016, agreed unanimously to call a Shareholders’ Meeting, to be held at Calle La Colonia No 150, Urb. El Vivero, Surco. The first call will take place at 9:00 am (Peruvian time) on September 26, 2016, while the second call will be at 9:00 am (Peruvian time) on September 30, 2016, to discuss the following agenda:

1.
Proposal for the segregation of the equity block related to the phosphate project for the consideration of the Board (the "Project"). Segregation of the equity block related to the Phosphate Project, transfer of such equity block to Fossal S.A.A. (recently incorporated corporation that, as a result of the segregation of the equity block, becomes the holding company of the shares owned by Cementos Pacasmayo S.A.A. in Fosfatos del Pacifico S.A.), capital reduction and reduction in the investment shares account and modification of the fifth article of the bylaws of Cementos Pacasmayo S.A.A. as a result of the segregation of the equity block.

2.
Granting powers of attorney to the General Manager to make adjustments and modifications to the Project, to set the effective date of the Project and designation of the authorized executives to sign public or private documents required to execute the agreements adopted for the implementation of the Project.

***

For more information, please visit: www.cementospacasmayo.com.pe/investors/ or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO	Hugh Collins
Claudia Bustamante, Head of Investor Relations	MBS Value Partners
Tel: 511‐317‐6000 ext. 2165	Tel: (212) 223-4632
Email: cbustamante@cpsaa.com.pe	Email: hugh.collins@mbsvalue.com

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 58 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note on Forward-Looking Statements
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SPIN-OFF PROJECT

In compliance with the provisions set forth in Section 371 and Section 372 of the Corporations’ Act (Law 26887), the text of the Spin-Off Project (hereinafter, the “Spin-Off Project” is presented to the consideration of the Board of Directors.

The following companies (hereinafter, “Participating Companies”) participate in the Spin-Off Project:

•	Cementos Pacasmayo S.A.A. (CPSAA)
•	Fossal S.A.A. (FOSSAL)

FOSSAL is a corporation that was recently incorporated to become the holding company of the shares held by CPSSA in Fosfatos del Pacífico S.A. (FOSPAC) in the event that the Spin-Off Project is approved. The Bylaws of FOSSAL maintain (as far as possible) the same structure as the Bylaws of CPSAA. FOSSAL shall have the same Directors of CPSAA (provided that the nominated members accept said appointment) and CPSAA shall be the General Manager of FOSSAL. FOSSAL shall adopt and follow the same Good Corporate Governance policies currently in place in CPSAA.

FOSPAC is a corporation duly organized and existing under the laws of the Republic of Peru and filed in Electronic Card 12375956 of the Registry of Corporations of the Public Records Office in and for Lima, in which CPSAA holds an interest of 70% and MCA PHOSPHATES PTE. LTD, a corporation duly organized and existing under the laws of Singapore and a subsidiary of Mitsubishi Corporation (MITSUBISHI) holds the remaining 30%. Exhibit A provides an executive summary of the current situation of the activities and of the phosphate project managed by FOSPAC.

This Spin-Off Project has been jointly prepared by the managements of CPSAA and FOSSAL.

The purpose of the Spin-Off Project is to reflect the main considerations of the possible Spin-Off process that would be submitted to the Shareholders’ Meetings of the Participating Companies, for their approval. According to the Spin-off Project, CPSAA will transfer to FOSSAL an equity block, comprised by the shares held by CPSAA in FOSPAC, and cash, in order to make the assets of FOSSAL be greater than US$80,000,000.00 (Eighty Million Dollars) or its equivalent in Soles on the date the Spin-off turns into effect, in addition to the assets, liabilities, rights, obligations, legal relations, responsibilities or contingencies outlined in Exhibit B of this Spin-Off Project and those derived from or related to the referred equity block (hereinafter, the “Equity Block”) for ongoing contribution to FOSSAL.

1.	Name, Principal Place of Business, Capital Stock, Purpose and Information of the Participating Companies with the Registrar

The following companies participate in this Spin-Off Project:

Spun-off Company

a)        Name: Cementos Pacasmayo S.A.A.

b)        Principal Place of Business: Calle La Colonia 150, Urbanización El Vivero, District of Santiago de Surco, Province and Department of Lima.

c)        Capital Stock: Fully subscribed and paid up capital of S/. 531,461,479.00 (Five Hundred and Thirty-One Million Four Hundred and Sixty-One Thousand Four Hundred and Seventy-Nine Soles) represented by 531,461,479 common shares with a face value of S/.1.00 (One Sol) each.

The investment shares account adds up to S/.50,503,124.00 (Fifty Million Five Hundred and Three Thousand One Hundred and Twenty-Four Soles) represented by 50,503,124 investment shares with a face value of S/.1.00 (One Sol) each.

d)        Purpose: To engage in the preparation and production of cements, lime, aggregates, cement blocks and bricks, premixed concrete and other building materials and byproducts thereof, including their commercialization and sale in the Republic of Peru and abroad.

e)        Registrar Information: Corporation incorporated by Notarially Recorded Instrument dated December 10, 1998, executed before the Notary Public in and for Lima, Gustavo CORREA MILLER, and filed in Electronic Card 11076338 of the Registry of Corporations of the Public Records Office in and for Lima.

Beneficiary of the Spin-off

a)	Name: Fossal S.A.A.

b)	Principal Placeof Business: Calle La Colonia 150, Urbanización El Vivero, DistrictofSantiago de Surco, Province and Departmentof Lima.

c)	Capital Stock: Fully subscribed and paid up capital of S/.1,000.00 (One Thousand Soles) represented by 1,000 (One Thousand) common shares with a face value of S/.1.00 (One Sol) each.

d)	Purpose: To engage in the investment in securities or stock of corporations, the formation or promotion and development of industrial companies and other similar investments and activities.

e)
Registrar Information: Corporation incorporated by Notarially Recorded Instrument dated August 8, 2016, executed before the Notary Public in and for Lima, Ricardo FERNANDINI BARREDA and filed in the Electronic Card 13685858 of the Registry of Corporations of the Public Records Office in and for Lima.

2.	Proposed Spin-off Method:

The proposed Spin-off method is the segregation of one (1) equity block of a corporation that will not cease to exist (CPSAA) for ongoing transfer of such block to another company (FOSSAL) according to the provisions set forth in Section 367 (2) of the Corporations’ Act.

CPSAA shall not cease to exist as a result of the Spin-off and shall maintain its legal status. However, CPSAA must reduce its capital and the investment shares account pursuant to the conditions established in Sections 7 and 13 of this Spin-Off Project, with the corresponding proportional cancelation of the shares of CPSAA. On the other side, as a result of the Spin-off, FOSSAL shall increase its capital stock as established in Section 7 of this Spin-Off Project.

The shareholders of CPSAA shall receive the shares of FOSSAL, in the same proportion as the shares canceled by CPSAA as a result of the capital reduction referred to herein. The shares of FOSSAL, issued to the previously mentioned shareholders, shall be swapped for the cancelled shares of CPSAA.

3.	Grounds for the Spin-off

3.1.  Explanation of the Spin-Off Project

The Spin-Off Project is designed to order CPSAA´s to put its assets and liabilities by dividing them into two (2) equity blocks according to the line of business, with the purpose of obtaining the highest value for each equity block, in benefit of the shareholders.

The main reasons for the Spin-off are:

A.     Restructuring the corporation’s assets based on the specific line of business.

B.     The referred restructuring process will enable the participation of specialized investors in each line of business. In other words, cements (through CPSAA) and phosphates and others (through the holding company FOSSAL).

C.     This situation will produce a higher volume of traded shares of CPSAA and FOSSAL, by attracting different investors for either one them.

D.     In the specific case of investors in the cement business, the Spin-off will dispel any concerns of distracting an important amount of resources towards a non-core business.

3.2.  Legal Aspects

The main legal aspects of the Spin-off are:

A.     The Board of Directors of both of the Participating Companies must approve this Spin-Off Project.

B.     The Spin-Off Project shall expire if it is not approved by the Shareholders Meetings of both of the Participating Companies within a maximum period of three (3) months following its approval by each of the Board of Directors of the Participating Companies.

C.     Upon the approval of the Spin-off Project by both of the Board of Directors of the Participating Companies and up to the date on which the Shareholders’ Meeting of both of the Participating Companies approve the Spin-Off Project, the management of each of the Participating Companies shall refrain from engaging in any act or adopting any contract that may compromise the approval of the Spin-Off Project or that may significantly alter the distribution of the shares to be issued by FOSSAL, among the shareholders of the spun-off company (CPSAA).

D.     Following the approval of the Spin-off Project, by the Board of Directors of each of the Participating Companies, it shall be submitted to the consideration of the respective Shareholders’ Meetings of the Participating Companies.

E.     The resolution approving the Spin-Off must be adopted by each of the Shareholders´ Meetings of the Participating Companies, with the same quorum and voting requirements as those required for the adoption of a resolution to amend the Bylaws and Articles of Incorporation of the Participating Companies.

F.     As indicated in Section 13 herein, upon approving the Spin-Off Project, both of the Shareholders’ Meetings of the Participating Companies shall authorize their respective Chief Executive Officers to jointly make the adjustments and amendments to the Spin-off Project that they may deem necessary and to reschedule the date of entry into force of the Spin-off. Furthermore, the shareholders’ Meetings of the Participating Companies shall confer the necessary powers of attorney to carry out and execute any and all the acts and procedures derived from the referred agreement, including those required to list the common and investment shares of FOSSAL in the Public Registry of the Stock Market of the Securities Market Superintendence (Regulator) and in the Lima Stock Exchange (BVL).

G.     Once the Spin-Off Project has been approved by the Shareholders’ Meeting of CPSAA, such approval must be collectively published three (3) times, with intervals of five (5) days between each publication. The publications shall be published in the official gazette “El Peruano” and in another widely circulated newspaper of Lima and Callao.

H.     Shareholders with common shares who disagree with the Spin-Off are entitled to exercise their right of withdrawal, pursuant to the procedure and terms established in the Corporations’ Act. The shares of those who exercise their right to withdraw shall be reimbursed by the relevant company at the value agreed between the shareholder and the corporation. Should no agreement be reached, and since these are shares with a listed price, they shall be reimbursed at their average weighted price of the last semester. The shares of those exercising their right to withdraw shall be reimbursed within the terms established by the applicable legal provisions.

I.     Investment shareholders who disagree with the Spin-Off may also exercise their right of redemption, pursuant to the procedure and terms established in Law 27028. The shares of those exercising their redemption rights shall be reimbursed within the terms established by the applicable legal provisions.

J.     Creditors of the Participating Companies may object to the enforcement of the Spin-Off Agreement if their credit is not duly guaranteed pursuant to the procedure and terms established in the Business Corporations’ Act.

K.    The Notarially Recorded Instrument of the Spin-off must be executed by the Participating Companies after thirty (30) calendar daysof the last publication of the Spin-off, provided the resolutory condition described in Section 12 of this Spin-off Project has not arisen. Should any objection be made to the Spin-off Agreement, the corresponding Notarially Recorded Instrument can only be executed after the objection has been risen or the respective judicial action has concluded.

L.     As a result of the Spin-off, CPSAA shall transfer to FOSSAL the ownership of the equity block. CPSAA shall not cease to exist as a result of the Spin-off but shall merely reduce its capital stock and the investment shares account in the amount of the segregated equity block and FOSSAL shall increase its capital stock and its investment shares account in proportion to the received equity block.

M.    As a result of the share swap, FOSSAL shall incorporate the common and investment shareholders of CPSAA as common and investment shareholders of FOSSAL in the same proportion they held in CPSAA on the date of the swap.

N.     Each of the companies participating in the Spin-off shall prepare a closing balance sheet as to the day prior to the date settled for the entry into effect of the Spin-off. The referred balance sheets must be completed, approved by the Board of Directors of both companies and made available to, at the domicile of the respective companies, the shareholders, obligations and other holders of credit rights in the corresponding company, thirty (30) days after the Spin-off.

3.3.  Economic Aspects

The main economic factors that support the Spin-off are:

A.     The proposed Spin-off is based on CPSAA´s need to organize its assets and liabilities, by dividing them into two equity blocks according to the line of business, so as to increase the value of each equity block in benefit of the shareholders. Similarly, this allows to obtain a more orderly business structure with differentiated economic activities.

B.     The proposed structure shall result in greater efficiency and a better assignment of costs, since these may be recognized directly according to the specific needs of each activity (the cement production activity and the activity related to the phosphates project require different inputs, procedures, planning, among others).

C.     Likewise, it will afford both companies (one engaged in the business of cement, lime and other construction materials and the other, which shall be the holding company of FOSPAC, engaged in the phosphates business and others) a more enhanced and specialized production process, by identifying the deficiencies or aspects that must be improved more efficiently.

D.     In the case of the cement business, the companies with the highest international market value, reflected as multiples of EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) are those concentrated in the cement business and its byproducts. With the Spin-off, CPSAA will be able to focus exclusively on the development of its cement products.

E.     In the case of FOSSAL, it shall become the holding company engaged in the development of the phosphate Project of FOSPAC and in the search for new investments in related and allied business ventures. The aforementioned specialization will allow both companies to obtain tangible results in the short-term, thereby generating greater value for the shareholders.

F.     As at June 30, 2016, the assets and liabilities that make up the equity block to be segregated and transferred to FOSSAL, amount to the sum of S/. 265,299,768.00 (Two Hundred and Sixty-Five Million, Two Hundred and Ninety-Nine Thousand Seven Hundred and Sixty-Eight Soles) that represent 13.27090% of the equity of CPSAA, which are shown in Exhibit B.

The equity block comprises all the FOSPAC shares owned by CPSAA, as well as cash, in order to make the assets of FOSSAL be greater than US$80,000,000.00 (Eighty Million Dollars) or its equivalent in Soles on the date the Spin-off turns into effect and the rights, obligations, legal relations, responsibilities or contingencies derived from or related to the equity block referred to herein.

3.4.  Valuation Criteria to Determine the Exchange Ratio of the Shares

Net book values of CPSAA as at June 30, 2016, have been used to price the equity block subject matter of the Spin-off.

3.5.  Determination of the Share Exchange/Swap Ratio

The distribution of the shares to be issued by FOSSAL, among the shareholders of the spun-off company (CPSAA) is explained in Section 5 of this Spin-Off Project.

3.6.  Tax Aspects of the Spin-off

According to the provisions established in Section 104 (3) of the Consolidated Revised Text of the Income Tax Law, the assets that form part of the equity block shall not be subject to revaluation, hence they shall maintain the book value that they would have had in CPSAA.

Furthermore, pursuant to the provisions set forth in Section 2, par. c), of the Consolidated Revised Text of Value Added Tax (VAT) Law and the Excise Tax (ISC) Law, the transfer of assets as a result of the Spin-off shall not be taxed with the VAT.

Likewise, according to counter tax evasion provisions of Section 105-A of the Income Tax Law, it is presumed, without admitting proof to the contrary, that the companies that acquire equity blocks spun-off by other companies, produce taxable income on the difference between the market value and the book value of the assets received as a result of the Spin-off, if the shareholders to whom its shares were issued – since they are shareholders of the spun-off company- transfer or amortize said shares or cancel them through a subsequent reorganization, provided:

i)	The transferred, amortized or canceled shares represent more than 50% of the total number of shares issued to the shareholders of the spun-off company.

ii)	The shares are transferred, amortized or canceled prior to the close of the tax year following the year in which the Spin-off entered into effect.

Similarly, the referred counter tax evasion and avoidance provisions establish that in these cases the shareholders that transfer, amortize or cancel their shares shall be jointly responsible for the payment of the taxes resulting from said rules.

Finally, according to Section 21 (2) par. f) of the Income Tax Law, the taxable cost of the common and investment shares of FOSSAL, received by the common and investment shareholders of CPSAA, as a result of the Spin-off, shall be the obtained from the division of the total cost of the shares canceled in CPSAA, as a consequence of the Spin-Off, by the total number of shares that FOSSAL receives. Hence, the delivery of the shares of FOSSAL shall have no tax effects for the shareholders of CPSAA, who must consider the same taxable cost in the shares they receive in FOSSAL.

4.	List of Assets and Liabilities of the Equity Block Resulting from the Spin-off

The list of the assets and liabilities of the equity block resulting from the Spin-off is outlined in Exhibit B of this Spin-Off Project.

The composition and value of the equity block resulting from the Spin-off may be adjusted prior to the date of entry into force of the Spin-off, so that the equity block to be transferred to FOSSAL contains the existing assets, liabilities and legal relations on the effective date of the Spin-off. To prevent the adjustment from exercising a negative impact on the amounts by which the capital stock of CPSAA shall be reduced or the capital stock of FOSSAL, it shall be registered in the shareholders´ equity accounts of said companies, different from the capital stock accounts.

5.	Distribution of the Shares to be Issued Among the Shareholders of the Spun Off Company

5.1.  Order for the Exchange/Swap of Common Shares

The exchange relation for common shares is shown in the following table:

Capital Stock Soles
CPSAA before the Spin-off	531,461,479
FOSSAL before the Spin-off	1,000
CPSAA after the Spin-off	423,868,449
FOSSAL after the Spin-off	107,594,030

Exchange Relation
CPSAA before the Spin-off	100%
FOSSAL	20.24475%
CPSAA after the Spin-off	79.75525%

The common shares issued by FOSSAL as a result of the Spin-off shall be delivered to the common shareholders of CPSAA in the same proportion that they held in CPSAA. In this regard, the share percentage held by the common shareholders in CPSAA shall be the same as the share percentage held by the common shareholders in FOSSAL.

5.2.  Investment Stock Exchange Relation

The investment stock exchange relation is shown in the following table:

Investment Shares Account Soles
CPSAA before the Spin-off	50,503,124
FOSSAL after the Spin-off	10,224,230
CPSAA after the Spin-off	40,278,894

Exchange Relation
CPSAA before the Spin-off	100%
FOSSAL after the Spin-off	20.24475%
CPSAA after the Spin-off	79.75525%

The investment shares issued by FOSSAL as a result of the Spin-off shall be delivered to the investment shareholders of CPSAA in the same proportion that they held in CPSAA. In this regard, the share percentage held by the investment shareholders in CPSAA shall be the same as the share percentage held by the investment shareholders in FOSSAL.

6.	Supplementary Compensations

No supplementary compensations shall be granted.

7.	Capital Stock and Shares to be Issued to the Company to be Incorporated

7.1.  Capital Stock

As a result of the Spin-off, the number of common shares of CPSAA shall be reduced by 107,593,030 shares, in other words, from 531,461,479 shares to 423,868,449 shares, all of them with a face value of S/. 1.00 (One Sol).

FOSSAL, in its capacity as the recipient of the equity block, shall increase its capital stock from S/.1,000.00 (One Thousand Soles) to S/.107,594,030 (One Hundred and Seven Million Five Hundred and Ninety-Four Thousand and Thirty Soles). Accordingly, the capital stock of FOSSAL shall be S/.107,594,030 (One Hundred and Seven Million Five Hundred and Ninety-Four Thousand and Thirty Soles) and 107,593,030 common shares shall be issued with a face value of S/.1.00 (One Sol) each.

7.2.  Investment Stock Account

As a result of the Spin-off, the number of investment stock held by CPSAA shall be reduced by 10,224,230 shares, in other words, from 50,503,124 shares to 40,278,894 shares, all of them with a face-value of S/. 1.00 (One Sol).

The investment stock of FOSSAL shall amount to S/.10,224,230 (Ten Million Two Hundred and Twenty-Four Thousand Two Hundred and Thirty Soles) and 10,224,230 investment shares shall be issued with a face-value of S/.1.00 (One Sol) each.

8.	Stock Exchange Procedure

The number of shares to be awarded to each of the shareholders of CPSAA as a result of the Spin-off, shall be calculated as to the date of entry into effect of the Spin-off, using the following procedure:

For each common share of CPSAA, shareholders shall receive 0.202447467 common shares of FOSSAL and shall keep 0.797552533 common shares of CPSAA in their possession.

To this effect, fractions in excess of 0.5 shall be rounded up to the immediately higher whole number and the fractions equal to or less than 0.5 shall not be taken into account, disregarding any supplementary compensations.

For each investment stock of CPSAA shareholders shall receive 0.202447476 investment shares of FOSSAL, keeping 0.797552524 investment shares of CPSAA in their possession.

To this effect, fractions in excess of 0.5 shall be rounded up to the immediately higher whole number and the fractions equal to or less than 0.5 shall not be taken into account, disregarding any supplementary compensations.

According to Article 1 of the Closing, Registration and Delivery Regulations approved by CONASEV Resolution 069-2006-EF-94.10, the registration date shall be the same date on which or as from when the exchange is executed.

Furthermore, pursuant to the provisions set forth in Article 7 of the aforementioned Regulations, the Participating Companies shall report the date of delivery of the shares of FOSSAL.

The specific procedure used to exchange the common and investment shares of FOSSAL shall be the one established in Circular Letter 037-2015-SMV/11.1, CONASEV Resolution 069-2006-EF-94.10,the Corporations’ Act and the Securities Market Law.

9.	Scheduled Date of Entry into Effect of the Spin-off

In accordance with the provisions established in Section 378 of the Corporations Act, the date of entry into force of the Spin-off shall be the registration and exchange date fixed jointly by the Chief Executive Officers of each of the Participating Companies after the Notarially Recorded Instrument of the Spin-off has been filed in the Public Records Office and the shares of FOSSAL have been registered in the Public Registry of the Securities Market (SMV) and in the Lima Stock Exchange (BVL). In this regard, the Shareholders´ Meeting of each of the Participating Companies shall delegate the decision of rescheduling the date of entry into force of the Spin-off, to their respective Chief Executive Officers.

10.	Titles of Securities Other than Shares Issued by the Company to be Incorporated

No titles or securities shall be issued other than shares of stock and investment shares representative of the investment account.

11.	Economic or Accounting Reports

No economic or accounting reports have been requested. The only economic and financial information used as grounds for the adoption of the Spin-off agreement is included in this Spin-Off Project.

12.	Conditions to which the Spin-off is Subject

The Spin-off shall be subject to resolutory condition in the following cases:

a)      If, (i) within the term established by the Corporations Act or, where applicable, within the period prescribed by Law 27028, the shareholders of CPSAA decide to exercise their right of withdrawal or redemption; and (ii) as a result of the exercise of said right of withdrawal or redemption, CPSAA is obliged to acquire a number of shares, from the shareholders who exercised the referred right, which in total exceeds the amount of S/. 30,000,000 (Thirty Million Soles) and;

b)      If, after confirming the assumptions mentioned in item a) above, and conducting the respective evaluations and analyses, the Management of either one of the Participating Companies decides to render the Spin-off null and void.
Furthermore, the validity of the Spin-off Agreement is subject to the respective evaluations and studies by the Management of each of the Participating Companies to make sure that the Spin-off does not violate or cause the future violation of any shareholders agreement adopted with the partners of CPSAA in the subsidiary FOSPAC (MITSUBISHI) and that FOSSAL may accede to them without any restrictions, limitations or observations, prior to the valid and effective date of the Spin-off.

Likewise, the validity of the Spin-off agreement is subject to the confirmation, by the Management of each of the Participating Companies, that the Spin-off does not violate or cause the future violation of any agreement adopted for the issuance of the American Depositary Shares (ADSs) and/or the international issuance of bonds, called “4.5% Senior Notes due 2023”, for US$ 300,000,000 (Three Hundred Million US Dollars) at a coupon rate of 4.5% and due to expire in the year 2023.

13.	Other Relevant Information

13.1.  Capital Reduction of CPSAA

As a result of the Spin-off and the segregation of the equity block in favor of FOSSAL, the capital stock of CPSAA would undergo a reduction in the amount of S/.107,593,030 (One Hundred and Seven Million Five Hundred and Ninety-Three Thousand and Thirty Soles) that is, from S/. 531,461,479 (Five Hundred and Thirty-One Million Four Hundred and Sixty-One Thousand Four Hundred and Seventy-Nine Soles) to S/.423,868,449 (Four Hundred and Twenty-Three Million Eight Hundred and Sixty-Eight Thousand Four Hundred and Forty-Nine Soles). The capital reduction shall be reduced pro rata among all the shareholders with common shares of CPSAA, who shall maintain the same share percentages that they had prior to the capital reduction.

Furthermore, as a result of the Spin-off, Article Five of the Bylaws of CPSAA shall be amended, to read as follows:

“Article Five: The capital stock amounts to S/.423,868,449.00 (Four Hundred and Twenty-Three Million Eight Hundred and Sixty-Eight Thousand Four Hundred and Forty-Nine Soles) represented by 423,868,449 shares with a face value of S/.1.00 (One Sol) each, fully subscribed and paid up”.

Regarding the investment shares account of CPSAA, as a result of the Spin-off, it shall be reduced in the amount of S/.10,224,230.00(Ten Million Two Hundred and Twenty-Four Thousand Two Hundred and Thirty Soles) that is, from S/. 50,503,124.00 (Fifty Million Five Hundred and Three Thousand One Hundred and Twenty-Four Soles) to S/. 40,278,894.00 (Forty Million Two Hundred and Seventy-Eight Thousand Eight Hundred and Ninety-Four Soles). The investment shares account shall be reduced pro rata among all of the shareholders with investment shares in CPSAA, who shall maintain the same share percentages they formerly had prior to the reduction.

Similarly, as a result of the Spin-off, Article Five of the Bylaws of FOSSAL shall be amended to read as follows:

“Article Five: The capital stock amounts to S/.107,594,030.00 (One Hundred and Seven Million Five Hundred and Ninety-Four Thousand and Thirty Soles), represented by 107,594,030 shares of a face value of S/.1.00 (One Sol) each, fully subscribed and paid up”.

Regarding the investment shares account of FOSSAL, as a result of the Spin-off, it shall increase to S/.10,224,230.00 (Ten Million Two Hundred and Twenty-Four Thousand Two Hundred and Thirty Soles).

13.2.  Listing of the Shares in the Lima Stock Exchange

The common and investment shares of FOSSAL shall be listed, prior to the share exchange, in the Public Registry of the Securities Market of the SMV and in the Lima Stock Exchange. The common and investment shares of CPSAA shall continue to be listed in the Public Registry of the Securities Market of the SMV and in the Lima Stock Exchange.

For the purposes hereof, by this Spin-Off Project, the Chief Executive Officer of FOSSAL is hereby authorized to list the shares of FOSSAL in the Public Registry of the Securities Market of the SMV and in the Lima Stock Exchange (BVL) sign the contract for the representation of securities through book-entries with the National Depository Trust and Clearing House (CAVALI S.A. ICLV) appoint the stockbrokers of FOSSAL, approve the initial balance sheet of FOSSAL, the dividends policy of FOSSAL and to sign all the public and/or private documents required to enter and list the shares of FOSSAL in the Public Registry of the Securities Market of the SMV and in the Lima Stock Exchange without requiring any approval by a new Shareholders´ Meeting of FOSSAL.

13.3.  Delegation to Approve the Differences that may Arise in the Value of the Equity Blocks

As previously indicated, the composition and value of each one of the equity blocks resulting from the Spin-off can be updated, prior to the valid Spin-off date, so that the equity block to be transferred to FOSSAL contains the assets, liabilities and legal relations effectively existing on the date of entry into force of the Spin-off.

To prevent the referred adjustment from exercising a negative impact on the amounts by which the capital stock of CPSAA shall be reduced or the capital stock of FOSSAL, it may be recorded in the shareholders´ equity accounts of said companies, other than the capital stock accounts.

To that effect, by this Spin-Off Project, the Chief Executive Officer of each of the Participating Companies is hereby authorized to make the necessary adjustments and amendments to this Spin-Off Project, as a result of: (i)the update of the composition or value of the equity blocks; (ii) the use, by any of the shareholders, of its right of withdrawal or redemption; (iii) the amendment of the established exchange relation, or (iv) any other reason that may require the amendment of any aspect of this Spin-Off Project, and to sign all the necessary public and private documents, without the approval of such amendments, by the Shareholders´ Meetings of the Participating Companies.

Likewise, by this Spin-Off Project, the Chief Executive Officer of both of the Participating Companies are authorized to jointly extablish the date of entry into force of the Spin-off and to approve, complete and sign the preliminary documentation and public instruments of the Spin-off and any other public and/or private documents that may be required to perfect the different acts for this Spin-Off Project.

Lima, August 22, 2016

EXHIBIT B
THIS EXHIBIT CONTAINS THE LIST OF ASSETS THAT FORM PART OF THE EQUITY BLOCK TO BE TRANSFERRED WITHIN THE CONTEXT OF THE SPIN-OFF IN FAVOR OF FOSSAL S.A.A., AS ESTABLISHED IN THE FOLLOWING PROJECT.

I) ASSETS
CPSAA ASSETS TO BE SPUN OFF:

CASH AND BANKS	S/. 40,000,000.00

INVESTMENTS:

- FOSFATOS DEL PACÍFICO S.A. (70.00%)	S/. 225,299,768.00

TOTAL ASSETS	S/. 265,299,768.00

II) EFFECTS ON EQUITY AS A RESULT OF THE SPIN-OFF
REDUCTION OF THE EQUITY OF CPSAA:

COMMON SHARES	(S/. 107,593,030.00)

INVESTMENT SHARES	(S/. 10,224,230.00)

SHARE PREMIUMS	(S/. 110,525,222.87)

RESERVES	(S/. 36,957,285.13)

EQUITY INCREASE IN FOSSAL:

COMMON SHARES	S/. 107,593,030.00

INVESTMENT SHARES	S/. 10,224,230.00

SHARE PREMIUMS	S/. 110,525,222.87

RESERVES	S/. 36,957,285.13

EQUITY BLOCK TO BE SPUN-OFF IN FAVOR OF FOSSAL ACCORDING TO THE SPIN-OFF PROJECT
ASSETS

CPSAA ASSETS TO BE SPUN OFF

CASH AND BANKS	S/. 40,000,000.00

INVESTMENTS:

- FOSFATOS DEL PACÍFICO S.A. (70.00%)	S/. 225,299,768.00

TOTAL ASSETS	S/. 265,299,768.00

EQUITY

CPSAA EQUITY TO BE SPUN-OFF

COMMON SHARES	S/. 107,593,030.00

INVESTMENT SHARES	S/. 10,224,230.00

SHARE PREMIUMS	S/. 110,525,222.87

RESERVES	S/. 36,957,285.13

TOTAL EQUITY	S/. 265,299,768.00

SUMMARY OF MOVEMENTS IN THE ASSETS, LIABILITIES AND EQUITY OF CEMENTOS PACASMAYO S.A.A.  BEFORE AND AFTER THE SPIN-OFF
	CPSAA Prior	Spin-off Block	CPSAA Spun-off
Assets

Cash and banks	83,727,477.00	40,000,000.00	43,727,477.00

Other non-current assets	449,090,118.00	0.00	449,090,118.00

Total current assets	532,817,595.00	40,000,000.00	492,817,595.00

Investment in FOSPAC	225,299,768.00	225,299,768.00	0.00

Other noncurrent assets	2,508,866,673.00	0.00	2,508,866,673.00

Total Assets	3,266,984,036.00	265,299,768.00	3,001,684,268.00

Liabilities

Current and noncurrent	1,267,874,809.00	0.00	1,267,874,809.00

Equity

Common shares	531,461,479.00	107,593,030.00	423,868,449.00

Investment shares	50,503,124.00	10,224,230.00	40,278,894.00

Share premiums	545,945,200.00	110,525,222.87	435,419,977.13

Legal reserve	182,552,471.00	36,957,285.13	145,595,185.87

Treasury stock	(108,247,825.00)	0.00	(108,247,825.00)

Other capital reserves	14,280,692.00	0.00	14,280,692.00

Accumulated results	782,614,086.00	0.00	782,614,086.00

Total equity	1,999,109,227.00	265,299,768.00	1,733,809,459.00

Total liabilities and equity	3,266,984,036.00	265,299,768.00	3,001,684,268.00

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO
Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: August 23, 2016